Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2020

ChoiceOne Financial Services, Inc.
(Exact Name of Registrant as
Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation)	000-19202 (Commission File Number)	38-2659066 (IRS Employer Identification No.)

109 E. Division Street Sparta, Michigan (Address of Principal Executive Offices)	49345 (Zip Code)

Registrant's telephone number, including area code: (616) 887-7366

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock	COFS	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On April 27, 2020, ChoiceOne Financial Services, Inc. issued the press release attached as Exhibit 99.1 to this Form 8-K, which is here incorporated by reference. This Report and the Exhibit are furnished to, and not filed with, the Commission.

Item 9.01	Financial Statements and Exhibits.

	(d)	Exhibits:

		99.1	Press Release dated April 27, 2020. This Exhibit is furnished to, and not filed with, the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	April 27, 2020	CHOICEONE FINANCIAL SERVICES, INC. (Registrant)

		By:	/s/ Thomas L. Lampen
Thomas L. Lampen Its Treasurer

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release dated April 27, 2020. This Exhibit is furnished to, and not filed with, the Commission.

EXHIBIT 99.1

News Release

Contact:	Tom Lampen, ChoiceOne Bank (616) 887-2337 tlampen@choiceone.com

ChoiceOne Financial Reports First Quarter 2020 Results

Sparta, Michigan – April 27, 2020 – ChoiceOne Financial Services, Inc. (NASDAQ:COFS) ("ChoiceOne"), the parent company for ChoiceOne Bank and Lakestone Bank & Trust, reported financial results for the quarter ended March 31, 2020. On October 1, 2019, ChoiceOne completed the merger (the “Merger”) of County Bank Corp. ("County"), the former parent company of Lakestone Bank & Trust, with and into ChoiceOne with ChoiceOne surviving the Merger. Accordingly, the reported consolidated financial results for periods on or after October 1, 2019, including the quarter ended March 31, 2020, include financial results for ChoiceOne Bank and Lakestone Bank & Trust.

“As we work through the challenges our Michigan families, businesses and communities face due to the global coronavirus COVID-19 pandemic, we have taken serious measures to keep our customers and employees safe,” said ChoiceOne CEO Kelly Potes. “Specifically, all branch offices are open by appointment only, with a strong emphasis on utilizing our online and mobile banking options. We recognize the hardship many of our customers are facing and, as of April 24, 2020, ChoiceOne had deferred over 290 consumer loan payments and 300 commercial loan payments. As an SBA lender, ChoiceOne proactively worked with our small business customers across Michigan to process 504 Paycheck Protection Program loans in principal amounts over $91.6 million as of April 24, 2020. Our strong capital and liquidity – along with our new size and scale following the Merger – are valuable assets that will serve us as we move forward during these unpredictable and unprecedented times.”

Significant items impacting comparable first quarter of 2020 and 2019 results include the following:

•        Total assets, loans and deposits acquired in the Merger were approximately $712 million, $424 million and $574 million, respectively.

•        Merger-related expenses, after tax, of approximately $282,000 ($0.04 per diluted share) for the quarter ended March 31, 2020.

First Quarter of 2020 Financial Highlights

•	Net income of $3,254,000 in the first quarter of 2020 compared to net income of $1,637,000 in the same period in 2019.
•	Diluted earnings per share of $0.45 in the first quarter of 2020 compared to $0.45 per share in the first quarter of the prior year.
•	Excluding $282,000 in Merger-related expenses, after tax, net income in the first quarter of 2020 was $3,536,000 or $0.49 per diluted share.

•        Total deposits grew $18.9 million in the first quarter of 2020.

•        Net loans grew $8.8 million in the first quarter of 2020.

•        Gains on sales of loans increased $1.2 million in the first quarter of 2020 as compared to the fourth quarter of 2019.

•        $775,000 of provision expense was added during the first quarter of 2020, the majority of which was due to qualitative factors related to the effect of the COVID-19 pandemic.

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ChoiceOne reported net income of $3,254,000 for the first quarter of 2020, compared to $3,027,000 in the fourth quarter of 2019 and $1,637,000 in the first quarter of 2019. Diluted earnings per share were $0.45 in the first quarter of 2020 compared to $0.44 per share in the fourth quarter of 2019 and $0.45 per share in the first quarter of 2019. Excluding $282,000 in Merger-related expenses, after tax, net income for the first quarter of 2020 amounted to $3,536,000 or $0.49 per diluted share.

“Despite the early effects of the COVID-19 pandemic, our company reported strong net income for the first quarter of 2020,” said Potes. “We will maintain the strength and resilience we have built over the last 120 years with our fervent commitment to serve our shareholders, customers, and communities during these unusual and challenging times.”

Total assets grew $11.8 million in the first quarter of 2020, mostly attributable to loan and securities growth. Net loans grew $8.8 million in the first quarter of 2020. Despite loan and securities growth, interest income was negatively impacted in the first quarter of 2020 by reductions in the Federal Funds interest rate of 50 basis points on March 3, 2020, and 100 basis points on March 16, 2020, which triggered rate declines on many variable loans in ChoiceOne’s portfolio. The first quarter of 2020 interest income on loans included $50,000 of accretion of the discount recorded on the Lakestone Bank & Trust loans acquired in the Merger. ChoiceOne saw deposit growth of $18.9 million in the first quarter of 2020. The interest cost of deposits and other funding decreased by $152,000 in the first quarter of 2020 compared to the fourth quarter of 2019 due to reductions in interest rates. Although there were no material increases in delinquencies or net charge-offs in the first quarter of 2020, ChoiceOne increased the provision for loan losses by $775,000 in anticipation of an expected increase in levels of delinquencies and loan losses related to the impact of the COVID-19 pandemic. ChoiceOne is deferring payment on loans to borrowers affected by the COVID-19 pandemic and providing our small business customers with Paycheck Protection Program (PPP) loans.

Total noninterest income increased $485,000 in the first quarter of 2020 compared to the fourth quarter of 2019. Gains on sales of loans increased due to lower interest rates encouraging refinancing activity. Depositor service charges declined in the first quarter of 2020 compared to the fourth quarter of 2019 due to the “stay safe, stay home” executive order in Michigan beginning March 16, 2020. The market reaction to COVID-19 also caused a decline in stock prices for equities held by ChoiceOne during the first quarter of 2020.

Total noninterest expense decreased $587,000 in the first quarter of 2020 compared to the fourth quarter of 2019. Decreases were due to retirements known during the Merger and other employee benefit savings caused by economies of scale. Professional fees also decreased in the first quarter of 2020 compared to the fourth quarter of 2019 relating to the timing of billings related to the Merger and audits.

“We are looking forward to consolidating Lakestone Bank & Trust with and into ChoiceOne Bank in May 2020,” said Potes. “In addition, our pending acquisition of Community Shores Bank Corporation, parent company of Community Shores Bank, is expected to close in the second half of 2020. Combining three community banks into ChoiceOne is a great accomplishment and will allow us to serve customers across our great state in West and Southeastern Michigan.”

ChoiceOne and Community Shores Bank Corporation ("Community Shores") previously announced the execution of a definitive merger agreement pursuant to which Community Shores will be merged with and into ChoiceOne, with ChoiceOne surviving the merger. The transaction is expected to close in the second half of 2020, subject to the satisfaction of customary closing conditions, including receipt of shareholder approval from Community Shores shareholders and receipt of regulatory approvals. ChoiceOne believes that combining with Community Shores is a natural geographical and cultural fit, as it will allow ChoiceOne to extend its footprint in Muskegon and Ottawa counties and enhance the commitment that both Community Shores and ChoiceOne have to their Michigan customers and communities.

Following completion of the transaction with Community Shores, ChoiceOne will be an approximate $1.6 billion asset bank holding company with 33 offices in West and Southeastern Michigan.

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About ChoiceOne

ChoiceOne Financial Services, Inc. is a financial holding company headquartered in Sparta, Michigan and the parent corporation of ChoiceOne Bank and Lakestone Bank & Trust. Member FDIC. Lakestone Bank & Trust operates 15 offices in parts of Lapeer, Macomb and St. Clair counties. ChoiceOne Bank operates 14 offices in parts of Kent, Ottawa, Muskegon, and Newaygo counties. ChoiceOne Bank offers insurance and investment products through its subsidiary, ChoiceOne Insurance Agencies, Inc. For more information, please visit Investor Relations at ChoiceOne’s website at choiceone.com.

Non-GAAP Financial Measures

This press release contains references to net income excluding merger expenses, after tax, which is a financial measure that is not defined in U.S. generally accepted accounting principles ("GAAP"). Management believes this non-GAAP financial measure provides additional information that is useful to investors in helping to understand the underlying financial performance of ChoiceOne.

Non-GAAP financial measures have inherent limitations. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, we use non-GAAP measures as comparative tools, together with GAAP measures, to assist in the evaluation of our operating performance or financial condition. Also, we ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and that they are computed in a manner intended to facilitate consistent period-to-period comparisons. ChoiceOne’s method of calculating these non-GAAP financial measures may differ from methods used by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for those financial measures prepared in accordance with GAAP or in-effect regulatory requirements.

Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found in this news release. See Non-GAAP Reconciliation.

Forward-Looking Statements

This report contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements related to risks and uncertainties related to, and the impact of, the global coronavirus (COVID-19) pandemic on the businesses, financial condition and results of operations of our company and our customers and statements regarding the outlook and expectations of ChoiceOne and Community Shores with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

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•	the impact of the global coronavirus (COVID-19) pandemic;
•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of Community Shores to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction, on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and Community Shores. In connection with the proposed merger, ChoiceOne has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Community Shores and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to Community Shores shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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A free copy of the definitive Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and Community Shores, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from Community Shores by accessing Community Shores' website at http://www.communityshores.com (which website is not incorporated herein by reference). Copies of the definitive Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, Michigan 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to Community Shores, 1030 West Norton Avenue Muskegon, Michigan 49441, Attention: Ms. Heather Brolick, or by calling 231-780-1845.

Participants in Solicitation

Community Shores and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Shores shareholders in respect of the transaction described in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

# # #

EDITORS NOTE: Media interviews with ChoiceOne Bank executives are available by calling Tom Lampen at (616) 887-7366 or tlampen@choiceone.com. Electronic versions of bank official headshots are also available.

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Condensed Balance Sheets
(Unaudited)

(In thousands)	3/31/2020*	12/31/2019*	3/31/2019
Cash and Cash Equivalents	$45,471	$59,558	$16,296
Securities	370,377	348,888	174,855
Loans Held For Sale	7,385	3,095	1,524
Loans to Other Financial Institutions	39,421	51,048	28,119
Loans, Net of Allowance For Loan Losses	806,787	797,991	397,314
Premises and Equipment	23,933	24,265	16,125
Cash Surrender Value of Life Insurance Policies	32,171	31,979	14,995
Goodwill	52,593	52,870	13,728
Core Deposit Intangible	5,652	6,006	-
Other Assets	14,174	10,428	7,464

Total Assets	$1,397,964	$1,386,128	$670,420

Noninterest-bearing Deposits	$283,567	$287,460	$155,047
Interest-bearing Deposits	889,965	867,142	409,404
Borrowings	23,189	33,198	20,225
Other Liabilities	6,147	6,189	3,042

Total Liabilities	1,202,868	1,193,989	587,718

Shareholders' Equity	195,096	192,139	82,702

Total Liabilities and Shareholders’ Equity	$1,397,964	$1,386,128	$670,420

* Includes impact of the County Bank Corp. merger which occurred on October 1, 2019.

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Condensed Statements of Income
(Unaudited)

	Three Months Ended
(In Thousands, Except Per Share Data)	3/31/2020*	12/31/2019*	3/31/2019
Interest Income
Loans, including fees	$10,243	$10,713	$5,280
Securities and other	2,418	2,168	1,197
Total Interest Income	12,661	12,881	6,477

Interest Expense
Deposits	1,385	1,440	851
Borrowings	138	235	130
Total Interest Expense	1,523	1,675	981

Net Interest Income	11,138	11,206	5,496
Provision for Loan Losses	775	-	-

Net Interest Income After Provision for Loan Losses	10,363	11,206	5,496

Noninterest Income
Customer service charges	1,845	2,002	1,033
Insurance and investment commissions	126	85	63
Gains on sales of loans	1,743	578	246
Gains on sales of securities	2	-	1
Trust income	170	-	-
Earnings on life insurance policies	192	483	96
Change in market value of equity securities	(389)	(119)	187
Other income	243	418	132
Total Noninterest Income	3,932	3,447	1,758

Noninterest Expense
Salaries and benefits	5,128	5,486	2,777
Occupancy and equipment	1,270	1,290	771
Data processing	1,484	1,396	556
Professional fees	762	1,081	517
Other expenses	1,772	1,750	713
Total Noninterest Expense	10,416	11,003	5,334

Income Before Income Tax	3,879	3,650	1,920
Income Tax Expense	625	623	283

Net Income	$3,254	$3,027	$1,637

Basic Earnings Per Share	$0.45	$0.44	$0.45
Diluted Earnings Per Share	$0.45	$0.44	$0.45

* Includes impact of the County Bank Corp. merger which occurred on October 1, 2019.

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Non-GAAP Reconciliation

(Unaudited)

In addition to analyzing the Company's results on a reported basis, management reviews the Company's results and the results on an adjusted basis. The non-GAAP measures presented in the table below reflect the adjustments of the reported U.S. GAAP results for significant items that management does not believe are reflective of the Company's current and ongoing operations.

	Quarter Ended
(In Thousands, Except Per Share Data)	3/31/2020	3/31/2019
Income before income tax	$3,879	$1,920
Adjustment for merger costs	302	238
Adjusted income before income tax	$4,181	$2,158

Income tax expense	$625	$283
Tax impact on adjustment for merger costs	20	15
Adjusted income tax expense	$645	$298

Net income	$3,254	$1,637
Adjusted net income	$3,536	$1,860

Adjusted basic earnings per share	$0.49	$0.51
Adjusted diluted earnings per share	$0.49	$0.51

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